QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
163300 Daqing, P.R. China

November 28, 2011

William H. Thompson
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 1-34498

Dear Mr. Thompson:

QKL Stores Inc., a Delaware corporation (the “Company”), is in receipt of the letter issued on November 10, 2011 (the “Staff’s Letter”) addressed to Mr. Tsz-Kit Chan, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K”) and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2011.

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

We have included in our responses the proposed new disclosure which we intend to include in Amendment No. 1 to the 10-K (the “Amended 10-K”), which we intend to file once all of the outstanding comments in Staff’s Letter have been cleared.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Policies and Estimates, page 43

1.
We reviewed your proposed disclosure in response to comment 3 in our letter dated September 30, 2011. As previously requested, please also disclose, if true, that the fair values of your reporting units are substantially in excess of their carrying values. Otherwise, please reconsider the disclosures suggested in comment 3 in our letter dated September 30, 2011.

Company response:  In response to the Staff’s comment, we propose to include the following disclosure in the Critical Accounting Policies and Estimates sub-section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the proposed Amended 10-K:

“Goodwill

We perform an annual goodwill impairment test as of December 31 each year in accordance with ASC subtopic 350-20, Goodwill (formerly SFAS No. 142), and updates the test between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. We perform the annual review for goodwill impairments.

Reporting units are determined based on the organizational structure at the date of the impairment test. A separate goodwill impairment test is performed for each reporting unit on the goodwill that has been allocated to it.

Reporting units are the component business units from our operating segment where discrete financial information exists for them. Management regularly reviews their operating results.  Also, for each reporting unit, their economic characteristics are dissimilar from each other.  Currently, we have 12 reporting units under goodwill impairment testing.

The annual test of the potential impairment of goodwill requires a two step process. Step one of the impairment test involves comparing the estimated fair values of reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, step two must be performed to determine the amount, if any, of the goodwill impairment loss. If the carrying amount is less than fair value, further testing of goodwill impairment is not performed.

Step two of the goodwill impairment test involves comparing the implied fair value of the reporting unit’s goodwill against the carrying value of the goodwill. Under step two, determining the implied fair value of goodwill requires the valuation of a reporting unit’s identifiable tangible and intangible assets and liabilities as if the reporting unit had been acquired in a business combination on the testing date. The difference between the fair value of the entire reporting unit as determined in step one and the net fair value of all identifiable assets and liabilities represents the implied fair value of goodwill. The goodwill impairment charge, if any, would be the difference between the carrying amount of goodwill and the implied fair value of goodwill upon the completion of step two.

For purposes of the step one analyses, determination of reporting units’ fair value is based on the income approach, which estimates the fair value of our reporting units based on discounted future cash flows.

We recorded $43,863,929 in goodwill in connection with our acquisitions (see Note 6) of businesses in the years of 2010 and 2008. As of December 31, 2010, we performed step one of the impairment test. The result is that the fair values of our reporting units are substantially in excess of their carry values and no step two is required.  Therefore, we believed no goodwill was subject to the risk of impairment. In the disclosure of the acquisitions, we used the year-end exchange rate of the year in which the acquisition occurred.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 6 – Goodwill, page F-29

2.
We reviewed your response to comment 14 in our letter dated September 30, 2011. Please tell us in detail the nature of the operating rights purchased, including who issues the rights and the term of the rights, and your consideration of separately recognizing the rights as intangible assets when applying the acquisition method. Please also explain how you were able to continue business in the same locations. For example, tell us that you assumed lease agreements or entered into new lease agreements. If you assumed a lease, please tell us your consideration of recognizing favorable or unfavorable lease intangibles.

Company response:  The Company respectfully advises the Staff that we signed business transfer agreements with the sellers for our acquisitions.  According to the agreements, the sellers would sell to us the retail business as a going concern of supermarket and/or department store at a specific location.  The sellers would ensure that we could obtain the necessary approval of utilities from local authorities, and transfer a number of employees to us.  The term operating rights is defined in the agreements as retail operating activities at a specified address.  We considered the purchases of operating rights as having the same meaning as the purchase of a business, and therefore, we did not separately recognize the rights as intangible assets when applying the acquisition method.

The original lease agreements were terminated between the sellers and landlords.  We entered into new lease agreements with the landlords.

3.
We reviewed your response to comment 16 in our letter dated September 30, 2011. Please tell us how you considered the effect of business combinations on revenues and income in concluding that disclosure of the information required by ASC 805-10-50-2h in the aggregate is not required.

Company response:  The Company respectfully advises the Staff that we considered the effect of business combinations on revenues and income in concluding that disclosure of the information required by ASC 805-10-50-2h in the aggregate is not required.  In specific, we believe that the individually immaterial business combinations occurring during the reporting period were not material collectively based on the following analysis:

Total revenues of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (December 31, 2009)	$247,594,272
Revenues of the acquirees	$26,214,747
Percentage significance	11%

Total net income of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (December 31, 2009)	$(24,643,438)
Net income of the acquirees	$1,048,590
Percentage significance	4%

Total net income (excluding the change in value of warrants of $35,492,017) of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (December 31, 2009)	$10,848,579
Net income of the acquirees	$1,048,590
Percentage significance	10%

Note 8 – Earnings Per Share, page F-32

4.
We reviewed your response to comments 17 and 18 in our letter dated September 30, 2011. We note that you allocated a portion of the net loss for the year ended December 31, 2009 to Series A Convertible Preferred Stock shareholders in computing basic and diluted loss per common share using the two-class method. Please tell us why this allocation is appropriate referencing the supporting literature in ASC 260. Refer to ASC 260-10-45-68 and 260-10-45-17. In addition, please confirm that you intend to: (i) provide the disclosures required by ASC 250-10-50-7 through 250-10-50-10; (ii) clearly label earnings per share data as restated on the face of the financial statements and footnotes; and (iii) include an audit report that refers to the restatement note describing the revisions. Otherwise, please tell us why you believe such disclosure is not necessary. Further, tell us your consideration of correcting similar errors contained in interim financial statements and your consideration of filing an Item 4.02 Form 8-K.

Company response:  In response to the Staff’s comment, we intend to: (i) provide the disclosures required by ASC 250-10-50-7 through 250-10-50-10; (ii) clearly label earnings per share data as restated on the face of the financial statements and footnotes; and (iii) include an audit report that refers to the restatement note describing the revisions.  We will correct similar errors contained in interim financial statements and will file an Item 4.02 Form 8-K.

We had made a mistake in our last response in that that we allocated a portion of the net loss for the year ended December 31, 2009 to Series A Convertible Preferred Stock shareholders in computing basic and diluted loss per common share using the two-class method. Based on the terms of the Series A stockholder agreement, we have determined that losses should not be allocated to the Series A preferred.  We propose to include the following disclosure in the financial statements of the Amended 10-K:

NOTE 8 – EARNINGS PER SHARE

The Company calculates earnings per share in accordance with ASC 260, Earnings Per Share, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share are computed using the weighted average number of shares outstanding during the fiscal year. Potentially dilutive common shares consist of convertible preferred stock (using the if-converted method) and exercisable warrants and stock options outstanding (using the treasury method).  Holder of Class A convertible preferred stock participate in dividends of the Company on the same basis as holders of the Company’s common stock and are therefore included in the calculation of basic earnings per share using the two class method. The following table sets forth the computation of basic and diluted net income per common share:

The following table sets forth the computation of basic and diluted net income per common share:

Years Ended December 31,	2010	2009

Net income (loss) to QKL Stores, Inc. for computing basic net income per share	$17,430,564	$(24,643,438)
Increase (decrease) in fair value of warrants	(7,801,649)	35,492,017
Anti-dilutive effect of changes in fair value of warrants	-	(35,492,017)
Adjusted net income to QKL Stores, Inc. for computing diluted net income per share	9,628,915	(24,643,438)
Undistributed earnings allocated to Series A Convertible Preferred Stock	3,433,171	-
Net income (loss) attributable to ordinary shareholders for computing basic net income (loss) per ordinary share	13,997,393	(24,643,438)
Net income attributable to Series A Convertible Preferred Stock shareholders for computing basic net income per Series A Convertible Preferred Stock	$3,433,171	$-
Weighted-average shares of common stock outstanding in computing net income per common stock
Basic	29,670,468	21,885,423
Dilutive shares:
Conversion of Series A Convertible Preferred Stock	7,362,139	8,816,289
Dilutive effect of stock warrants and options	2,378,675	1,221,823
Anti-dilutive effect of stock warrants	-	(10,038,112)
Diluted	39,411,282	21,885,423
Weighted-average shares of Series A Convertible Preferred Stock outstanding in computing net income per Series A Convertible Preferred Stock	7,362,139	8,816,289
Basic earnings (loss) per share of common stock	$0.47	$(1.13)
Diluted earnings (loss) per share	$0.24	$(1.13)

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Part I: Financial Information, page 2

Item 1. Financial Statements, Page 2

5.
We reviewed your response to comment 25 in our letter dated September 30, 2011. We note that the aggregate carrying value of the reporting units is less than the carrying value of goodwill and significantly less than reported net assets as of June 30, 2011. Please reconcile the aggregate carrying value of the reporting units to the amount of goodwill and net assets presented in the consolidated balance sheet. In addition, please tell us how you considered the relationship between the carrying value of your reporting units, net assets and market capitalization when performing your interim impairment test. Finally, please tell us your consideration of including Series A Convertible Preferred Stock in your calculation of total market capitalization.

Company response:  As at June 30, 2011, we had in total 51 stores, including the 12 stores that were included in the goodwill impairment test.  The carrying value of our reporting units, representing the net assets and goodwill of the 12 stores that were included in the goodwill impairment testing, was included in the total consolidated net assets of the Company. The remaining 39 stores were not the result of acquisitions but rather opened by us and therefore no goodwill was assigned to these stores.  Market capitalization is an indicator of fair value of the entire Company.  We update the impairment test between annual tests when our market capitalization decreases significantly.   We also updated our calculation of total market capitalization by including Series A Convertible Preferred Stock.

Reconciliation of the aggregate carrying value of the reporting units to the amount of goodwill and net assets as at June 30, 2011

Aggregate carrying value of goodwill of the 12 reporting units	$43,863,929
Translation difference	(1,138,253)
Net liabilities of 12 reporting units	(363,794)
Aggregate carrying value of the net assets of the remaining 39 stores	61,716,131
Assets of our holding and intermediate holding companies	7,385,983

Total net assets	$111,463,996

Below is the reconciliation on our market capitalization to the fair value of our reporting units and the carrying amount of all other net assets of the Company:

Market capitalization of QKL Stores Inc. (A)	$75,125,966
Share price as at June 30, 2011	2.03
No. of common stock (including the conversion of preferred stock) as at June 30, 2011	37,007,865
Estimated fair value of the 12 reporting units that were included in the goodwill impairment test	68,817,330
Estimated fair value of all other assets of the Company	69,102,114
Total estimated fair value of the Company (B)	137,919,444
Difference of (A) and (B)	$62,793,478

We believe the difference between the market cap and the total fair value of the company is to due (a) a control premium that should be applied to the market cap in determining the fair value of the entire company and (b) a temporary decline in the stock price suffered by Chinese companies that are public in the U.S. as a result of negative press surrounding accounting practices and reverse mergers of certain Chinese companies.  We do not believe the current market price of the stock is a true indication of the fair value of our company.  We will continue to monitor the Company’s market cap as compared to its fair value.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, please do not hesitate to contact Mitchell S. Nussbaum, Esq. or Eric Doering, Esq. of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, or (212) 407-4214, respectively

Sincerely,

/s/ Tsz-Kit Chan
Tsz-Kit Chan
Chief Financial Officer

cc:          Mitchell Nussbaum, Loeb & Loeb LLP
               Eric Doering, Loeb & Loeb LLP